UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

May 31, 2011

Commission File No.: 001-34830

D. MEDICAL INDUSTRIES LTD.
(Translation of registrant’s name into English)

3 HaSadna St.
Tirat Carmel
39026
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and titled: "D. Medical is Considering Selling its Holdings in its Publicly Held Subsidiary, NextGen Biomed Ltd.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2011	D. MEDICAL INDUSTRIES LTD. (Registrant) By: /s/ Amir Loberman —————————————— Amir Loberman Chief Financial Officer

News Release
For Immediate Release

D. Medical is Considering Selling its Holdings in its Publicly Held Subsidiary, NextGen Biomed Ltd.

Tirat Carmel, Israel – May 30, 2011 – D. Medical Industries Ltd. (NASDAQ:DMED; TASE:DMED) ("D. Medical" or the “Company”), a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery, announced today that, due to its decision to focus on the commercialization of its current and future products, it is considering selling its holdings in its publicly held subsidiary, NextGen Biomed Ltd. ("NextGen"). At this point, it is not clear whether D. Medical will eventually sell its holdings in NextGen, and on what terms. Any definitive agreement for the sale of D. Medical's holdings in NextGen will be subject to the approval of D. Medical's board of directors.

About D. Medical

D. Medical is a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery. D. Medical has developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient’s body, using its proprietary spring-based delivery technology.  D. Medical believes that its spring-based delivery mechanism is cost-effective compared to the motor and gear train mechanisms that drive competitive insulin pumps and also allows it to incorporate certain advantageous functions and design features in its insulin pumps.  D. Medical has also developed an infusion set for insulin pumps and is focusing its research and development efforts on the development of next generation insulin pumps and a device that will combine a continuous glucose monitoring system and an insulin pump on the same patch.  For more information, please visit http://www.dmedicalindustries.com  (corporate) and http://www.springnow.com (healthcare professionals, patients and care givers).

Forward-Looking Statements

This press release contains forward-looking statements (as defined by the Israeli Securities Law, 1968, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on D. Medical's results of operations or financial condition. D. Medicals does not undertake to update any forward-looking statements.

Company Contact:

Amir Loberman
Chief Financial Officer
D. Medical Industries LTD
T: +972-73-2507135
info@springnow.com

North American Investor Contact:

Stephen Kilmer
T: 212.618.6347
M: 905-906-6908
stephen@dmedicalindustries.com

Israeli Investor Relations

Iris Lubitch
T: +972-775538007
Iris@EffectiveIR.co.il